PolyPid Ltd.

18 Hasivim Street

Petach Tikva 4959376, Israel

VIA EDGAR

June 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong
Daniel Gordon
Chris Edwards
Tim Buchmiller

Re:	PolyPid Ltd. Acceleration Request for Registration Statement on Form F-1 File No. 333-238978

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PolyPid Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 25, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Divakar Gupta at (212) 479-6474, or in his absence, Madison Jones at (202) 728-7087.

If you have any questions regarding this request, please contact Divakar Gupta of Cooley LLP at (212) 479-6474 or Madison Jones of Cooley LLP at (202) 728-7087. Thank you for your assistance with this matter.

Sincerely,

POLYPID LTD.

/s/ Amir Weisberg
Amir Weisberg
Chief Executive Officer

cc:	Dikla Czaczkes Akselbrad, PolyPid Ltd
Divakar Gupta, Cooley LLP
Madison Jones, Cooley LLP
Oded Har-Even, Sullivan & Worcester Israel (Har Even & Co.)
Nathan Ajiashvili, Latham & Watkins LLP
Barry P. Levenfeld, Yigal Arnon & Co.